Exhibit 99.4

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685-9441
www.westernwindenergy.com

N E W  R E L E A S E

June 25, 2008

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 30,140,221

WESTERN WIND ENERGY COMPLETES REPAYMENT OF THE MESA ACQUISITION LOAN TO PACIFIC HYDRO PTY. LIMITED

Vancouver, BC, June 25, 2008 - Western Wind Energy Corp. (“Western Wind”) (TSX-V: WND) is pleased to announce that on Monday, June 23, 2008, Western Wind made a final payment of US $12,381,624 to Pacific Hydro Pty. Limited (“Pacific Hydro”), in repayment of the Mesa acquisition loan.

This final payment concludes all matters between Western Wind and Pacific Hydro.

Western Wind is pleased to own the 30 megawatt Mesa Wind Generating Asset, with clear title and completely debt-free. Mesa has yielded 11.5 cents per kilowatt-hour in the current month of June, 2008. This is a 47% increase in the kilowatt-hour rate from June of 2007.

Western Wind is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from renewable sources. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Cautionary Note on Forward Looking Statements
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.